Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 25, 2019

Katherine Bagley U.S. Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	CM Seven Star Acquisition Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 11, 2019

File No. 001-38261

Dear Ms. Bagley:

On behalf of our client, CM Seven Star Acquisition Corporation (“CM Seven Star” or the “Company”), we hereby provide a response to the comments issued in a letter dated March 22, 2019 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Comparative Per Share Information, page 17

1.	We note your response to comment 2. As previously requested, please revise your comparative per share data to include the equivalent pro forma per share data of Kaixin. Refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14 of Schedule 14A for guidance on how to calculate equivalent pro forma per share data of the target company.

Response: The disclosure on page 17 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Katherine Bagley March 25, 2019 Page 2

2.	Please revise your calculation of CM Seven Star’s historical book value per share to be based on CM Seven Star’s net assets. If you continue to believe it is appropriate to exclude your mezzanine equity from the numerator of this metric but include the mezzanine equity shares in the denominator of this metric, please tell us why.

Response: The disclosure on page 17 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Risk Factors

“Kaixin relies on contractual obligations rather than government filings to ensure its continued title to vehicles...”, page 51

3.	We note your disclosure here that Kaixin could incur costs attempting to recover from the lessor its losses from the unauthorized sale of vehicles. Please also disclose here or in a separate risk factor any additional risks you could face in the event of unauthorized sales. For example, discuss any potential inventory shortages affecting your sales.

Response: The disclosure on page 51 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

The Business Combination Proposal

General Description of the Business Combination, page 75

4.	We note your response to comment 3 and your revised disclosure on page 81 summarizing the report provided by Deloitte Advisory. Please revise your filing to quantify any fees paid to Deloitte Advisory and its affiliates with regards to the report, and any material relationships that existed during the past two years between you and your affiliates and Deloitte Advisory, as required by Item 1015(b)(4) of Regulation M-A. In this regard, the report appears to be materially related to the transaction. Alternatively, tell us why you believe such disclosure is not required.

Response: The disclosure on page 81 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 132

Katherine Bagley March 25, 2019 Page 3

5.	We note your response to comment 6 and the related revisions to your pro forma financial statements. Please refer to pro forma adjustment 6 to your condensed combined statement of operations for the nine months ended September 30, 2018. With reference to Rules 11- 02(b)(5) and (b)(6) of Regulation S-X, please note that while pro forma adjustments related to the pro forma balance sheet should include adjustments that are nonrecurring, pro forma adjustments related to the pro forma statement of comprehensive income should not include nonrecurring charges or credits. If a nonrecurring charge and related tax effects are material and will be included in the income of the registrant within the 12 months succeeding the transaction, such nonrecurring charge and related tax effects should be disclosed within the pro forma narrative disclosures. Since your pro forma statement of operations presents the nine months ended June 30, 2018 for Kaixin and the impairment charges currently reflected in pro forma adjustment 6 occurred after that date, these nonrecurring impairment charges should not be reflected as a pro forma adjustment to the pro forma statement of operations. Please revise accordingly.

Response: The pro forma statement of operations for Kaixin on page 136 of the Amended Proxy Statement has been revised to reflect those of Kaixin for the 12 months period ended September 30, 2018, which include the impairment charge related to the Ji’nan Dealership. The impairment charged is excluded from the pro forma adjustments to the pro forma condensed combined statements of operations for the 12 months ended September 30, 2018.

Kaixin Auto Group Financial Statements for the Six Months Ended June 30, 2018 Notes to Unaudited Condensed Consolidated Financial Statements, page F-63

6.	We note your response to comment 7. We understand from your disclosures, your response, and the revisions to your risk factor entitled “Kaixin may have exposure to greater than anticipated tax liabilities” that for value-added tax purposes, Kaixin believes it is viewed as a service provider rather than a used automobile reseller due to the ancillary agreements with the Jieying Executives and Dealership employees. We also note the disclosure in your risk factor that the relevant tax authorities could reach a different decision, and such a determination would have a material adverse effect on Kaixin’s financial results. Please provide us with your analysis of whether any disclosures about this matter are required in the footnotes to your financial statements in order to comply with ASC 235-10-50-1, ASC 275-10-50-6 or ASC 450-20-50-3.

Response: In response to the Staff's comment, Kaixin has expanded its disclosures related to its accounting policy and use of estimate on value-added taxes on pages F-66 and F-68 of its financial statements for the six months period ended June 30, 2018, as a result of its ancillary agreements entered into in 2018.

Kaixin further advises the Staff that it has consulted with the relevant tax authorities during 2018 regarding the arrangement under the ancillary agreement and the related treatment of value-added taxes. During those discussions, the relevant tax authorities did not raise any objections or difference in opinion. Furthermore, Kaixin files value-added tax returns on a monthly basis and the relevant tax authorities have not raised any objections or questions on Kaixin's value-added tax returns since Kaixin initiated its used car business. Based on the above, Kaixin has evaluated the guidance in ASC 275-10-50-6 and ASC 450-20-50-3 and concluded that the risk that the relevant tax authorities could reach a different decision is remote. Accordingly, Kaixin believes that additional disclosures are not required as it does not believe that there is a reasonable possibility that a loss may be incurred or that it is reasonably possible that the estimate will change in the near term.

Katherine Bagley March 25, 2019 Page 4

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner